_____________________________________________________________________________________________________________________________________________

January 27, 2012

BY EDGAR CORRESPONDENCE
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail-Stop 4631
100 F Street, N.E.
Washington, D.C.  20549

Re:	The Shaw Group Inc.
Form 10-K for Fiscal Year Ended August 31, 2011
Filed October 31, 2011 (Form 10-K)
Form 10-Q for Fiscal Quarter Ended November 30, 2011
Filed December 21, 2011 (Form 10-Q)
Form 8-K Filed October 31, 2011 (Form 8-K)
File No. 1-12227

Dear Mr. O’Brien:

This letter responds to your January 23, 2012, comment letter to Brian K. Ferraioli Chief Financial Officer of The Shaw Group Inc. (the “Company”), relating to the filing referenced above (the “Comment Letter”). Set forth below in bold are each of the comments the Securities and Exchange Commission staff (the “Staff”) included in the Comment Letter with the Company’s response immediately following each of the Staff’s comments.

Form 10-K for Fiscal Year Ended August 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Consolidated Results of Operations, page 31

1.
We note your response to comment 5 in our letter dated December 8, 2011. Specifically, we note your statement that you only intend to provide project-specific disclosures when a change in estimate results in a loss contract. In future filings, you should also provide investors with disclosures that sufficiently explain the causes for all changes in estimates that materially impact your operating results, regardless as to whether that change is positive or negative. In this regard, investors should have been provided with an explanation for the factors causing cost increases for the new-build coal project. This change in estimate negatively impacted the power segment’s gross profit by $86.8 million. Please refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

Response:

We acknowledge and agree with the Staff’s comment.  In future filings we will provide sufficient explanation of the causes of all changes in estimates that materially impact operating results.

Note 19 – Related Party Transactions, page F-54

2.
In future filings, please disclose the revenues recognized from the contractual arrangements with Westinghouse for each period presented. Please also disclose the amounts due to Westinghouse. Please refer to ASC 850-10-50-1 for guidance.

Response:

We acknowledge the Staff’s comment and will expand our disclosures in future filings to separately present Westinghouse related transactions and balances. On page F-31 of Note 8 in our Form 10-K, we disclose revenue from transactions with unconsolidated entities as well as amounts due from these related parties for each period presented. The amounts in this table include amounts under contractual arrangements with Westinghouse. Separate disclosure of the Westinghouse amounts would have reflected revenue of $5.1 million, accounts receivable of $552,000 and accounts payable of $15,000 for the fiscal year ended August 31, 2011.

In future filings, we will provide a cross reference from the related party footnote to the separate disclosure in our equity method investments and variable interest entities footnote.

Form 10-Q for Fiscal Quarter Ended November 30, 2011

Item 2. – Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 37
Liquidity and Capital Resources, page 51

3.
We note the disclosures you provided in your first quarter of fiscal year 2012 Form 10-Q in response to comment 7 in our letter dated December 8, 2011. While we understand that without the inclusion of JPY denominated bonds and corresponding interest rate swap working capital would not have been negative, there appears to be other factors impacting your working capital. In this regard, we note that your working capital excluding the JPY bonds, corresponding interest rate swaps and investment in Westinghouse significantly decreased from $1,196.1 million as of August 31, 2010 to $601.5 million as of August 31, 2011 and only modestly increased to $618.6 million as of November 30, 2011. In future filings, please provide a more comprehensive discussion and analysis of the movements in working capital.

Response:

We acknowledge the Staff’s comments. The working capital decrease referenced in the Staff’s comment relates to shares we repurchased during 2011. Details are included in our Form 10-K for the year ended August 31, 2011 in the Financing activities subheading of Liquidity and Capital Resources.

In future filings we will expand our disclosures to provide a more comprehensive discussion and analysis of the movements in working capital that references details provided in the separate discussion of operating, investing and financing cash flow activities contained in the liquidity and capital resources section of our disclosure.

Form 8-K Filed December 21, 2011

4.
As previously requested in comment 22 in our letter dated December 8, 2011, please present the most comparable US GAAP measure prior to presenting non-GAAP measures. In this regard, we note that you continue to present EBITDA prior to net income attributable to Shaw. Also, please present the three major categories of the statement of cash flows when presenting a non-GAAP liquidity measure, such as total adjusted cash. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K, Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures, and Instruction 2 to Item 2.02 of Form 8-K for guidance.

Response:

We acknowledge the Staff’s comments and will modify our future presentations to show EBITDA after net income attributable to Shaw.

With respect to our presentation of adjusted total cash, this disclosure is meant as a capital resource measure at the balance sheet date and not as a measure of liquidity for the reporting period presented. We provide a Regulation G disclosure within the 8-K earnings release and analyst presentation showing investors the four balance sheet accounts that comprise “Total Adjusted Cash” in accordance with the guidance cited.

Separately, we use net cash from operating activities as the liquidity measure for the reporting period presented. Since the liquidity measure is a US GAAP measure, we believe that our presentation is in compliance with the guidance cited.

* * * * *

In connection with responding to the Staff’s comments we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) Staff comments or changes due to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact the undersigned at (225) 932-5800.

Very truly yours, /s/ Brian K. Ferraioli Brian K. Ferraioli Executive Vice President & Chief Financial Officer The Shaw Group Inc.

cc:	Tracey Houser, Staff Accountant, Division of Corporation Finance
J.M. Bernhard, Jr., Chairman, Chief Executive Officer and President, The Shaw Group Inc.
David P. Oelman, Vinson & Elkins
Troy Johnston, KPMG LLP